Original Source Music, Inc.

8201 South Santa Fe Drive #229

Littleton, CO 80120

February 1, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Original Source Music, Inc.

Amendment 1 to the Registration Statement on Form 10

Filed January 11, 2016

File No. 000-55516

Risk Factors

“The Company requires an annual average of $5,000 to continue operations …,” page 18

1. We note your response to prior comment 8 and your revised disclosure where you state that you have capital resources to allow the business to conduct planned operations for a minimum of five years. Based on your existing capital resources it is unclear how you determined that such resources would sustain operations for that period. Please advise how you made this determination.

We have further updated risk factor 16 to state that we estimate that we do not have sufficient funds to continue operations.  We currently have access to related party loans of up to $36,000 that we can take to allow the business to conduct operations for a minimum of three years, but there is no guarantee that we will have sufficient funds to continue operations beyond that estimate unless our revenues increase enough to cover our costs.

Changes in and Disagreements with Accountants, page 27

2.   Please describe for us the timing of the change in your accountants and revise to provide disclosure required by Item 304 of Regulation S-K.  Refer to Item 14 of Form 10.

The disclosure has been revised to provide the disclosure required by Item 304 of Regulation S-K.  In addition, a letter from Cutler & Co. has been filed with this document as Exhibit 16.1

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lecia L. Walker

Lecia L. Walker

Chief Executive Officer

Original Source Music, Inc.